UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 65885

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta   GA   30345
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LaRee L Holloway   678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, LLC
(Name – if individual, state last, first, middle name)

629 Market Street, Suite 100   Chattanooga   TN   37402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___LaRee L Holloway_____ , ~~swear (or~~ affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___The Strategic Financial Alliance, Inc._____ , as

of ___December 31,_____ , 20_16___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



SHEILA M GLOSSER
Notary Public, Georgia
Fulton County
My Commission Expires
June 15, 2020

_____
Signature

Vice President & Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



The Strategic Financial Alliance, Inc.

**Financial Statements
and Supplemental Information**

December 31, 2016

The Strategic Financial Alliance, Inc.

Contents
December 31, 2016



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2016, and the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Chattanooga, Tennessee
March 1, 2017

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash	$	3,424,608
Deposits with clearing organization		100,000
Commissions receivable		829,256
Other receivables		422,790
Due from affiliate		32,200
Prepaid expenses		508,966
Property and equipment, at cost less accumulated depreciation of $558,075		366,595
Total assets	$	5,684,415

Liabilities and Stockholder's Equity

Liabilities:

Short-term note payable	$	312,548
Commissions payable		1,293,500
Due to Parent		83,166
Accounts payable and accrued expenses		673,026
Total liabilities		2,362,240

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		2,759,151
Total stockholder's equity		3,322,175
	$	5,684,415

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2016

Revenue:		
Commissions	$	19,064,056
Asset management fees		13,557,449
Other income		4,851,138
Interest income		9,348
		37,481,991
Expenses:		
Commissions		17,352,285
Commissions - asset management fees		12,651,481
General and administrative		6,593,631
		36,597,397
Income before income taxes		884,594
Provision for income taxes		346,800
Net income	$	537,794

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	15,650	$ 157	$ 562,867	$ 2,721,357	$ 3,284,381
Dividends paid	-	-	-	(500,000)	(500,000)
Net income	-	-	-	537,794	537,794
Balance at December 31, 2016	15,650	$ 157	$ 562,867	$ 2,759,151	$ 3,322,175

The accompanying notes are an integral part of these financial statements

4

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	537,794
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		94,962
Loss on disposal of property and equipment		2,571
Changes in assets and liabilities:		
Commissions receivable		606,108
Other receivables		(180,158)
Due to/from affiliates		(63,064)
Prepaid expenses		(98,035)
Commissions payable		(1,131,656)
Accounts payable and accrued expenses		41,466
Net cash used in operating activities		(190,013)
Cash flows from investing activities:		
Purchases of property and equipment		(135,351)
Proceeds from disposal of property and equipment		3,463
Net cash used in investing activities		(131,888)
Cash flows from financing activities:		
Change in due to Parent		(288,499)
Dividends paid		(500,000)
Borrowings under short-term notes payable		401,121
Repayments of short-term notes payable		(405,993)
Net cash used in financing activities		(793,371)
Net decrease in cash		(1,115,272)
Cash at beginning of period		4,539,880
Cash at end of period	$	3,424,608

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Repayable and Forgivable Notes Receivable from Registered Representatives

Notes receivable from registered representatives consist of loans with maturities ranging from one to three years. These loans totaling $395,445, net of accumulated amortization, are included in Other Receivables on the Statement of Financial Condition. No reserve is deemed to be necessary as of December 31, 2016.

The company also makes selective loans to independent representatives. Each year, a portion of these loans may be forgiven (generally over a period of three to four years) as and when the representative meets requirements specified in the loans. Amortization expense is recorded on a straight-line basis over the stated life of the loans. As of December 31, 2016, no amounts are deemed to be uncollectible.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, rent expense under a sublease dated April 30, 2014, as amended January 1, 2016 (the Sublease) and for estimated income taxes incurred by the Company. Total amounts owed by the Company to the Parent at December 31, 2016 were $83,166, and expenses incurred on behalf of the Company by Parent totaled $4,137,415 during 2016.

The Sublease, as amended, had an initial term through August 31, 2016 and automatically renews at the end of the term for an additional year unless notice of termination is given by the Company. Rent expense on the Sublease (included in the $4,137,415 above) was $195,028 for 2016.

The Parent has a bonus pool agreement in place at December 31, 2016. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2016, the Company's portion of the bonus pool allocated to it by the Parent (included in the $4,137,415 above) was $327,000.

The Parent has a stock option plan under which employees of the Parent, consultants of the Company, and registered representatives of the Company may receive options to purchase shares of the Parent's stock. During 2016, options to purchase 59,300 shares of stock were issued to employees of the Parent, consultants of the Company and registered

representatives of the Company. The Company has determined that compensation expense related to these stock options is immaterial.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2016 of $30,617. As of December 31, 2016, the amount due from SFA Insurance Services, Inc. was $ 32,200.

Revenue for the year ended December 31, 2016 includes $400,970 ($278,536 included in Commissions Revenue and $122,434 included in Other Income) earned on sales of one private placement sponsored by Green Creek Resources, LLC ("Green Creek"). Green Creek is owned 50% by Verdant Investments, LLC (a subsidiary of the Parent) and 50% by True North Resources, LLC (an entity owned by independent representatives of the Company). Commission expense for 2016 included $256,253 incurred on sales of this private placement sponsored by Green Creek.

A company owned by a family member of a vice president of the Company provides IT services to the Company. During 2016, services provided to the Company totaled $94,385, and as of December 31, 2016, $4,500 was due to this provider.

As of December 31, 2016, $10,394 was due to employees for reimbursements of business-related expenses.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2016 follows:

Office and computer equipment	$ 297,529
Furniture and fixtures	110,144
Computer software	468,735
Leasehold improvements	48,262
	924,670
Less accumulated depreciation	558,075
	$ 366,595

Depreciation expense associated with property and equipment was $94,962 in 2016.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2016 is summarized as follows:

October 2016, original principal balance $401,121 term note; interest at 2.18%; 10 monthly installments of principal and interest of $44,975; matures July 2017; unsecured	$312,548

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$293,300
State	53,500
Total	$346,800

The income tax expense for 2016 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences, including meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2016, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2013. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2016. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

The Company leases office space. At December 31, 2016, there were no aggregate minimum rent commitments under leases with initial terms of one year or more.

The leases contain provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense for 2016 was $242,524, including $7,168 of building operating expenses.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,950,120, which was $1,792,637 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 121% as of December 31, 2016.

Note 8: Supplemental Cash Flow Information

The Company paid $4,506 in interest and paid $346,800 to the Parent for income taxes.

* * * * *

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Total stockholder's equity	$	3,322,175
Deduct amounts not allowable for net capital:		
Commissions and other receivables		496,494
Property and equipment		366,595
Prepaid expenses		508,966
Total stockholder's equity qualified for net capital		1,950,120
Deduction:		
Other		-
Total deductions		
Net capital	$	1,950,120
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	157,483
Excess net capital	$	1,792,637
Aggregate indebtedness	$	2,362,240
Ratio of aggregate indebtedness to net capital		121%

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2016 and the calculation of net capital per the audited financial statements as of December 31, 2016 of The Strategic Financial Alliance, Inc.

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) The Strategic Financial Alliance, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, LLC

Chattanooga, Tennessee
March 1, 2017

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):

(i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Strategic Financial Alliance, Inc."; and

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, LaRee L Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

LaRee L Holloway

LaRee L Holloway
Vice President & Controller
March 1, 2017